[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

April 25, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman Gabriel Eckstein Amanda Kim Stephen Krikorian

Re:	Marketo, Inc. Registration Statement on Form S-1 Filed April 2, 2013 File No. 333-187689

Ladies and Gentlemen:

        On behalf of our client, Marketo, Inc. ("Marketo" or the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated April 19, 2013 (the "Comment Letter"), relating to the above referenced Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration Statement"). For the Staff's reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on April 2, 2013. The Registration Statement filed herewith includes updates for the quarter ended March 31, 2013.

        In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

Use of Proceeds, page 40

1.
Regarding prior comment 9, please expand your disclosure to contain information consistent with your supplemental response, such as the lack of any preliminary plans with respect to the allocation of proceeds. Clarify, with a view to disclosure, whether management has formulated a quantitative business plan that it intends to pursue upon receipt of the offering proceeds. You currently disclose that you expect to use the proceeds for the specific purposes of expansion of your sales organization, international expansion, and further development and expansion solutions, but indicate that you cannot specify with certainty the particular uses. The conditions in which you are required to disclose the approximate amount of offering proceeds intended for each specified purpose are not limited to circumstances in which you can "specify with certainty the particular uses of the net proceeds."

        The Company advises the Staff that it has expanded the disclosure on page 41 of the Registration Statement to clarify that it does not have specific plans for the use of the net proceeds from the offering at this time, other than its intention to use the net proceeds from the offering for working capital and other general corporate purposes as described on page 41. The Company supplementally advises the Staff that the Company's current operating plans contemplate funding its expenditures from its cash flows from operations and existing cash. However, if cash generated from operations is insufficient to fund all such expenditures, the Company will use a portion of the proceeds from the offering to fund such expenditures. Consequently, the Company is unable to quantify at this time what portion of the net proceeds from the offering it may expend on general operating expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 49

2.
We note your response to prior comment 12. Please explain in greater detail why the customer activity during a reporting period would not be relevant to an investor's understanding of your business and results of operations. It seems possible that your total customers would not change significantly while you are experiencing customer turnover. Further, any activity analysis provided would be supplemented with a discussion similar to that provided in your response. That information including a discussion of the size of contracts and changes in the number of customers seems to be relevant information to an investor.

        The Company supplementally provides the Staff the following explanation in greater detail as to why the Company believes that specific detail as to customer activity during a reporting period generally is not meaningful to an investor's understanding of the Company's business and results of operations. The Company continues to believe that the annual number of customers and annual subscription dollar retention rate metrics are the most meaningful metrics to investors, as previously discussed in the Company's responses to prior comments 12 and 13.

        The Company notes that because of the ratable revenue recognition model that the Company uses as a SaaS provider, most of the Company's revenue reported in each period is derived from subscription agreements entered into during previous periods. In running its business, Company management considers, in addition to the financial and key metrics, certain other business metrics, including the number of net new customers, changes in renewal rates that led to changes in the Company's customer numbers and other factors. However, as previously noted, and as described on pages 58 and 61 of the Registration Statement, the Company has determined that its overall new customer and existing customer business growth (including the related compounding effect of the customer agreements previously entered into) were the material contributing factors to the changes in the Company's revenues. In addition, the Company provides qualitative discussion of the significant factors that cause changes in customer activity over time, including, for example, within the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") discussion, the Company's "Overview" section (with a focus on SMB and enterprise customers on pages 50 and 51 of the Registration Statement) and the "Seasonality, Cyclicality and Quarterly Trends" section (with a focus on trends related to customers on page 65 of the Registration Statement).

        The Company also respectfully informs the Staff that there are various other reasons as to why the Company does not consider periodic customer activity to be a key business metric. First, as the Company has noted in the Registration Statement, the Company's growth strategy is focused on acquiring new customers and expanding revenue opportunities within the Company's existing customer base. While the Company considers customer retention as an important aspect of its business, customer retention by number of customers is not as important as customer retention by revenue or "volume" of contracts (which are reflected in revenue and subscription dollar retention rates), especially given the increasing focus on larger enterprise customers. Second, customers that are on a shorter contract length, such as three months, will tend to be SMB customers that may use the Company's software platform for limited purposes and limited durations. This type of SMB customer may cause a variance in short-term customer activity levels, but are not reflective of revenue growth rates and trends which are captured by the number of customers and the subscription dollar retention rates. The Company has not historically seen these variances impact the Company's revenues or subscription dollar retention rate in any meaningful way given the Company's overall growth trends. Finally, the Company notes that it does not believe that its customer turnover has been significant, either qualitatively or quantitatively, over the past three years and notes that there have been only fairly modest variances in its customer turnover over this period.

        In addition, the Company notes that many of the Company's competitors and other companies in the SaaS industry generally do not disclose customer activity metrics, which the Company believes is due to these companies also believing that such information is not material to an investor's understanding of their business, and that the investor community does not find that information necessary to their analysis of the industry. Examples of such other public companies that do not provide disclosure of customer activity metrics during the applicable reporting periods in their registration statements or periodic reports include:

  •
  Company-named competitors:

  •
  Eloqua (which, prior to its acquisition by Oracle, disclosed total number of customers and a net dollar retention rate similar to the Company's subscription dollar retention rate);

  •
  ExactTarget (which discloses total number of clients and subscription revenue renewal rate);

  •
  Responsys (which discloses total number of customers and a subscription dollar retention rate as key metrics); and

  •
  Oracle and SAP.

  •
  Other SaaS industry companies such as Demandware, Marin Software, Constant Contact and Qualys.

        With respect to the Staff's comment that "any activity analysis provided would be supplemented with a discussion similar to that provided in" the Company's prior response to comment 12, the Company agrees with the Staff that to the extent trends in the Company's customer activity are identified that are material to the Company, the Company would include discussion of such trends in the Company's MD&A disclosure. For example, if customer turnover increased in a way that required the Company to increase its sales and marketing expenditures significantly in an effort to minimize or reverse any impact of the turnover on the Company's revenues, or take other similar action, the Company would anticipate disclosing this in its future filings and reports. Or, as another example, if the economy was experiencing a downturn, and as a result the Company's SMB customers sharply curtailed their use of the Company's software platform, thus leading to an overall drop in the Company's customers or revenue, the Company would expect to analyze and discuss such trends from a qualitative perspective in its filings. The Company will continue to analyze the interplay between number of customers, customer activity over reporting periods, subscription dollar retention rates and, ultimately, revenue, and will provide any required disclosure in the Company's future filings and reports.

        To provide further qualitative description of some of the foregoing matters related to customer activity, the Company has revised its disclosure on pages 65 and 66 of the Registration Statement in response to the Staff's comment. The Company also notes that it has added disclosure on pages 58 and 61 regarding the effect of increases in the average size of the lead database of its new customers in 2012 and 2011.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue, page 53

3.
On pages 53 and 56 you disclose, in response to prior comment 14, that "[t]he increase in revenue from existing customers was almost entirely attributable to their having been customers for a full year in 2012." It is unclear how being a customer for a full year explains revenue increases with regard to volume or price. Please expand to clarify.

        The Company has revised its disclosure on pages 58 and 61 of the Registration Statement in response to the Staff's comment.

Stock-Based Compensation, page 68

4.
We note your response to prior comment 19. Please clarify your statement that "these repurchases were all at cost (i.e., the price the employee paid to initially purchase such shares from the Company) and were equal to or less than the estimated fair market value of the Company's common stock on the date of repurchase". In this regard, the estimated fair market value noted in your disclosure is less than the repurchase price. Explain how the repurchase is equal to or less than the estimated fair value. In addition, tell us whether the existing stockholder who purchased the shares is sophisticated and clarify why an existing stockholder has limited information. Address whether information was provided to this investor to solicit its participation in investing in the Series G Preferred Stock financing. Explain how you considered the reasons for the differences between the purchase price and your estimated fair value.

        The Company respectfully clarifies for the Staff that the reference in the prior response to "repurchases [that] were all at cost" refers solely to the Company's repurchase of unvested shares from certain of its employees upon termination of their employment pursuant to a contractual right to do so in favor of the Company contained in such employees' equity agreements with the Company. The reference to these repurchases was intended to be responsive to the Staff's prior comment, but these repurchases are not otherwise referenced in the Stock-Based Compensation section of the Registration Statement.

        As the Staff correctly notes, the existing stockholder's purchase of shares from certain of the Company's employees that is referenced in this section was at a price in excess of the estimated fair value of such shares. The existing stockholder that effected these purchases is a small, private, investment firm. The buying stockholder represented that it was an accredited and sophisticated investor, within the meaning of the relevant securities laws, at the time it purchased its shares of Series F preferred stock from the Company as well as at the time that it purchased the shares of common stock from the employees. While the buying stockholder received relevant information from the Company at the time of the Series F financing, including customary financial information and disclosure schedules, and remained in contact with the Company following the financing, it did not have any contractual right as a stockholder to receive and did not receive any further written updates from the Company between the Series F financing and purchases of the shares of common stock. Further, no one associated with the stockholder was a member of the Company's board of directors or otherwise attended the meetings of the Company's board of directors. The buying stockholder did have the opportunity to generally discuss the Company's business with the Company's CEO in connection with its purchases of common stock from certain of the Company's employees, and, the Company believes, had sufficient information to make an informed decision when purchasing the common stock.

        The Company's issuance of Series G preferred stock was solely to the existing stockholders of Crowd Factory as part of the consideration paid in the Company's acquisition of Crowd Factory in 2012. No shares of Series G preferred stock were offered to the existing stockholder, or any other investor or potential investor in the Company, outside of this acquisition.

        As noted in the Company's prior response to Staff comment 19, the existing stockholder was very interested in increasing the size of its investment in the Company. It was unable to invest as much as it wanted to in the Series F financing and communicated its desire to invest more in the Company following the financing through potential purchases of common stock from the Company's employees. The stockholder's desire to invest was such that it was willing to pay the same per share price for the common stock as it had paid for the Series F preferred stock. The Company cannot speculate as to why the investor was willing to pay the particular price it did for the common stock, why it was willing to pay more than the value of the stock as determined under the widely-accepted, traditional and tested valuation analyses relied upon by the Company, or why the investor appeared to place little value on the rights and preferences of the Company's existing preferred stock and their impact on the relative value of the common stock at the time of its purchases. The Company notes that in connection with these purchases of common stock by this stockholder, the Company and the Company's largest investors all had the contractual right to participate in certain of such purchases at the price paid by this stockholder and all of them declined to do so.

Management

Board Composition, page 101

5.
You state in the first paragraph that your board of directors consists of nine directors. You currently have seven directors. Please advise or revise. To the extent that your board will consist of seven directors, please clarify how you determined the division of directors into the three classes.

        The Company advises the Staff that it has revised its disclosure on page 107 of the Registration Statement to disclose that its board of directors consists of seven directors. The Company supplementally advises the Staff that it has determined that dividing the board of directors into three classes with staggered terms was the most appropriate formulation for the Company for corporate governance purposes, and has determined to size each class as evenly as possible, with two classes of two directors and one class of three directors.

Principal and Selling Stockholders, page 127

6.
Regarding the inclusion of selling stockholders in this offering, please tell us whether the shares offered by them are currently outstanding. If any are not, explain to us the circumstances under which the shares will be acquired and, to the extent that shares are offered as a result of a conversion or upon exercise, tell us whether the selling shareholders have any discretion with respect to the conversion or exercise.

        The Company advises the Staff that of the 619,028 shares of common stock to be offered by the selling stockholders, 176,415 shares are currently outstanding, 289,833 shares (the "Option Shares") will be acquired by current or former service providers of the Company upon the exercise of outstanding, vested stock options issued under the Company's 2006 Stock Plan (the "2006 Plan") and 152,780 shares (the "RSU Shares") will be acquired by current service providers of the Company upon the vesting and settlement of outstanding restricted stock units issued under the 2006 Plan. Each selling stockholder offering Option Shares has made an irrevocable election to exercise their stock options to acquire such shares and then sell them in the offering. In addition, each selling stockholder offering RSU Shares has made an irrevocable election to sell such shares in the offering. Such elections become revocable in the event the offering is not consummated prior to December 31, 2013.

* * * *

        With respect to any request from the Company to accelerate the effective date of the Registration Statement, the Company notes the representations referenced by the Staff, and that the Company confirms that it will include such representations in any acceleration request letter that it submits to the Commission.

        In addition, the Company confirms that it will provide the Staff adequate time to review any amendment prior to the requested effective date of the Registration Statement.

        Please direct any questions regarding the Company's responses or the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com and Aaron Alter at (650) 320-4693 or aalter@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Tony Jeffries Tony Jeffries
cc:
Phillip M. Fernandez, Marketo, Inc.
Fred Ball, Marketo, Inc.
Sharon S. Zezima, Marketo, Inc.
Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.
Anthony J. McCusker, Goodwin Procter LLP
Richard A. Kline, Goodwin Procter LLP